Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 672 71 99 I www.saia-burgess.com

saia-burgess
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RECEIVED
2005 AUG 25 P 9:

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

05010753

SUPPL

Murten, 18.08.2005
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 672 71 99

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press release and amendment of the report by the Board of Directors of 11.8.2005 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
AUG 26 2005
THOMSON
FINANCIAL

Preben Sundenaes
Group Finance Director

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press release
Murten, August 18, 2005

Saia-Burgess
Amendment of the Report by the Board of Directors of August 11, 2005

On August 11, 2005, the Board of Directors has published its report on the hostile takeover bid from Sumida Corp. On August 15, the Swiss Takeover Board recommended that the summary of the Board report published in the print media be amended with further data on the consequences of the Sumida offer on the options held by the Board of Directors and the Group Management and the employment agreements of the Group Management as well as on the defensive measures of Saia-Burgess.

The Board of Director amends the paragraph 'Contractual Arrangements with Members of the Board of Directors or the Group Management' (pages 8 and 9 of the report) as follows:

Options

Based on a weighted average exercise price of CHF 518 and an offer price of CHF 950 the aggregate value of the options held by the Board of Directors and the Group Management corresponds to CHF 5'389'200. The maximal theoretical amount for all expenses, including social security contributions, resulting from the premature exercise of all options held by the Board of Directors and the Group Management is CHF 531'900. This includes CHF 247'500 as compensation for additional taxes and duties as a result of the premature exercise of the blocked options.

Employment contracts

If in connection with a takeover an employee is assigned to a position which neither corresponds nor is comparable to the current position, powers, responsibilities or reporting obligations the employee has the right to request to be relieved from his duties after the notice of termination. The Board of Directors of Saia-Burgess assumes that such termination of employment contracts will only occur in isolated cases given the repeated statements by Sumida that it intends to continue to work with the current management. The Board of Directors has no influence on such decisions if the Sumida offer becomes unconditional. The maximal theoretical value which would have to be paid to the members of the Group Management during the 24 months notice period would amount to CHF 8'301'600, including social security and pension plan contributions.

Paragraph 'Defensive actions' (page 10 of the report) will be extended by the following statement:

To date the Board of Directors has not undertaken defensive actions.

In respect to the extraordinary general meeting of August 30, 2005, the Board of Directors will try to convince the shareholders that Saia-Burgess as independent company constitutes a better alternative to the Sumida offer and that the proposals by Sumida should be refused. In addition, the Board of Directors will within the context of its fiduciary duties examine and pursue strategically meaningful alternatives to the Sumida offer, provided such alternatives are likely to present a fair additional value to the shareholders of Saia-Burgess.

Please address any press enquiries to:

Valeria Poretti-Rezzonico
Director Communication, IR and Marketing
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telefon +41 26 672 72 04, Fax +41 26 672 71 99
Mobile +41 79 445 54 23
www.saia-burgess.com

Agenda
30.08.2005 Extraordinary General Meeting in Murten

Special website 'Unwelcome takeover bid'
All information in connection with the hostile takeover bid announced by the Japanese Sumida Corp. on June 30, 2005 is published on the special website www.saia-burgess.com/shareholders.

Saia-Burgess Group
Saia-Burgess with its products – switches, actuators, electronic products and electronic controllers – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia.
In 2004 Saia-Burgess achieved sales of CHF 568.4 Mio with 3'719 employees worldwide.
The registered shares of Saia-Burgess (SBEN) are listed on the SWX Swiss Exchange.

Disclaimer
The press releases of Saia-Burgess contain forecasts that reflect the present view and assessment of Group Management. These forecasts contain certain elements of risk and uncertainty that might lead to a significant discrepancy between forecast and actual results. Potential elements of risk and uncertainty comprise such factors as the general economic situation, currency fluctuations, competitive pressure on products

endment of the Report by the Board of Directors of August 11, 2005

Introduction

ı August 11, 2005, the Board of Directors has published its report on the blic tender offer by Sumida Corp. ("Sumida") for all publicly held shares Saia-Burgess.

On August 15 the Swiss Takeover Board recommended that the mmary of the Board report published in the print media be amended in rtain aspects with information contained in the detailed Board report d further data on the consequences of the Sumida offer on the options ld by the Board of Directors and the Group Management and the em- ɔyment agreements of the Group Management as well as on the defen- e measures of Saia-Burgess.

SHARE BUY-BACK
(Paragraph 8 of the detailed Board Report)

case Sumida withdraws its takeover bid and holds on to less than 33.3 per nt Saia-Burgess shareholding, Saia-Burgess will buy back its own shares to the equivalent of CHF 50 million, in other words around 8 per cent the share capital, and use these to finance acquisitions as part of its owth strategy. The buy-back programme will be able to start following withdrawal of the bid by Sumida, but no later than 4 weeks after the l has been withdrawn and will be conducted via the regular trading line. e offer will remain open for not more than 12 weeks.

Additional Information pursuant to Swiss Stock Exchange Law

(page 8 to 10 of the detailed Board Report)

POSSIBLE CONFLICTS OF INTEREST

e Board of Directors of Saia-Burgess is composed as follows: Richard Flury ıairman and non-executive member), Daniel Hirschi (delegate with exec- ve function), Prof. Dr. Hans Caspar von der Crone (non-executive member), . Peter Wirth (non-executive member) and Philipp Jacobi (non-executive ember).

The Group Management consists of: Daniel Hirschi (Chief Executive icer), Preben Sundenaes (Chief Financial Officer), Valeria Poretti-Rezzonico irector Communication, IR and Marketing), Peter-André Schmid (Director rporate Services), Marc-Olivier Lorenz (Director Automotive Division), thony Smith (Director Industry Division) and Jürgen Lauber (Director ntrols Division).

In accordance with Art. 31 O-TB the Board of Directors informs the ıreholders as follows:

Agreements or other relationships with the bidder

ne of the members of the Board of Directors or the Group Management Saia-Burgess have any contractual agreements or other arrangements h Sumida nor have they entered into any other relationships with Sumida.

Elections

ither the Board of Directors nor the Group Management were elected he request of Sumida. On the contrary: According to the invitation of extraordinary general meeting of August 30, 2005, Sumida requests t all current members of the Board of Directors resign or are removed the general meeting and that they are replaced by at least three new ard members only proposed by Sumida.

If the extraordinary general meeting of August 30, 2005, resolves to lift the registration limitation for large shareholders and the Sumida offer becomes unconditional, the current Board will resign with effect as of the completion of the Sumida offer.

Contractual arrangements with members of the Board of Directors or the Group Management

The agreements with the non-executive Board members and the Group Management remain unchanged independent of the outcome of the Sumida offer. The Board of Directors has no knowledge of possible financial consequences of the offer on the members of the Board of Directors or the Group Management which could constitute a conflict of interest except for the following: The option plan of Saia-Burgess provides (see paragraph 7.2 of the corporate governance section of the annual report 2004) that if one or more persons acting in concert acquire more than 33 1/3 per cent of the voting rights in Saia-Burgess, options held by members of the Board of Directors and the employees of Saia-Burgess become immediately exercisable regardless of the corresponding blocking periods and that additional taxes or duties incurred from such premature exercise are to be borne by Saia-Burgess. Blocked options can, therefore, be exercised and tendered into an offer or sold over the stock exchange during the additional acceptance period.

The non-executive members of the Board of Directors hold the following number of options: Richard Flury: 500 options, of which 400 blocked, Dr. Peter Wirth: 400 options, of which 400 blocked, Prof. Dr. Hans Caspar von der Crone: 500 options, of which 400 blocked und Philipp Jacobi: 100 options of which 100 blocked.

The Group Management holds the following number of options: Daniel Hirschi: 2,950 options, of which 2,200 blocked, Preben Sundenaes: 2,500 options, of which 1,750 blocked, Valeria Poretti-Rezzonico: 850 options, of which 850 blocked, Peter-André Schmid: 1,625 options, of which 1,250 blocked, Marc-Olivier Lorenz: 1,250 options, of which 1,250 blocked, Anthony Smith: 1,050 options, of which 1,050 blocked, Jürgen Lauber: 750 options, of which 750 blocked. One option entitles to one share.

Based on a weighted average exercise price of CHF 518 and an offer price of CHF 950 the aggregate value of the options held by the Board of Directors and the Group Management corresponds to CHF 5,389,200. The maximal theoretical amount for all expenses, including social security contributions, resulting from the premature exercise of all options held by the Board of Directors and the Group Management is CHF 531,900. This includes CHF 247,500 as compensation for additional taxes and duties as a result of the premature exercise of the blocked options.

In the weeks and months prior to the announcement of the Sumida offer the situation on the capital market did not exclude the possibility that an investor could be interested in the acquisition of Saia-Burgess or a substantial minority shareholding in Saia-Burgess. Since Saia-Burgess has a justified interest that the management does not leave the company prematurely and remains with the company for a sufficient time period in order to ensure a transition without friction, the notice periods in the employment agreements with the members of the Group Management have been extended from 12 months to 24 months. The amendment is effective until the second day preceding the 12th calendar month (but not later than June 30, 2007) after the obligation to disclose a shareholding in Saia-Burgess between 20 per cent and 33.3 per cent becomes effective, the obligation to submit a mandatory public tender offer has arisen or a voluntary public tender offer becomes unconditional. If in connection with a takeover an employee is assigned to a position which neither corresponds nor is comparable to the current position, powers, responsibilities or reporting obligations the employee has the right to request to be relieved from his duties after the notice of termination. The Board of Directors of Saia-Burgess assumes that such termination of employment contracts will only occur in isolated cases given the repeated statements by Sumida that it intends to continue to work with the current management. The Board of Directors has no influence on such decisions if the Sumida offer becomes unconditional. The maximal theoretical value which would have to be paid to the members of the Group Management during the 24 months notice period would amount to CHF 8,301,600, including social security and pension plan contributions.

Further, none of the members of the Board of Directors and the Group Management are entitled to a severance payment.

Measures by the Board of Directors

Since the Board of Directors has unanimously rejected the Sumida offer, no measures were required in respect of the above described possible conflict of interest. The Board of Directors has come to the conclusion that it has no conflict of interest with respect to the Sumida offer.

INTENTIONS OF MAJOR SHAREHOLDERS

According to the knowledge of the Board of Directors the following shareholders are holding more than 5 per cent of the shares in Saia-Burgess by August 4, 2005:

- Sumida 26.12 per cent, plus options for 3.26 per cent further shares
- Deutsche Bank AG 5.802 per cent
- Credit Suisse Group 5.09 per cent

The Board of Directors has no knowledge of the intentions of Deutsche Bank and Credit Suisse. Sumida has published its intentions in its offer prospectus.

As per July 29, 2005, the non-executive members of the Board of Directors and the executive member of the Board of Directors and the Group Management were holding respectively 1,090 and 9,365 Saia-Burgess shares, which corresponds to less than 2 per cent of the share capital of the company.

DEFENSIVE ACTIONS

To date the Board of Directors has not undertaken defensive actions. The Board of Directors is convinced that Saia-Burgess has the best prospects as an independent company in order to continue implement the continuing successful growth strategy. Nevertheless, it does not intend to restrict the shareholders' freedom of choice between the Sumida offer, a potential offer from any third party or the standalone strategy. For this reason, the Board of Directors has resolved not to propose to its shareholders any statutory defence measures which would require a shareholder vote. In respect to the extraordinary general meeting of August 30, 2005, the Board of Directors will try to convince the shareholders that Saia-Burgess as independent company constitutes a better alternative to the Sumida offer and that the proposals by Sumida should be refused. In addition, the Board of Directors will within the context of its fiduciary duties examine and pursue strategically meaningful alternatives to the Sumida offer, provided such alternatives are likely to present a fair additional value to the shareholders of Saia-Burgess.

FINANCIAL REPORTING

The Board of Directors is not aware of any material adverse change in the company's financial position since the publication of the interim report on August 2, 2005. The interim report is part of this report and can be obtained as German, English or French version from Saia-Burgess (T +41 26 672 72 04) or downloaded from our website www.saia-burgess.com/shareholders.

ditional Information

The report of the Board of Directors, including this amendment, the Fairness Opinion by Bank Sarasin and the Interim Report 2005 are available on our website www.saia-burgess.com/shareholders or can be ordered in printed form from Saia-Burgess.
Should you have any further questions, or you would like a presentation or a guided tour of the plant, please contact

Valeria Poretti-Rezzonico, Director Communication, IR and Marketing, Member of the Group Management
T +41 26 672 72 04, F +41 25 672 71 99, v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, CH-3280 Murten

saia-burgess
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